FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of (September 2018)

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

6 September 2018

BOARD APPOINTMENTS

AstraZeneca PLC (the Company) today announced the following Board and Board Committee appointments.

New Non-Executive Director
With effect from 1 October 2018, Joseph G. Peter (Joe) is appointed as a Non-Executive Director and a member of the Audit Committee.  Biographical details for Joe Peter are provided below.

Leif Johansson, Chairman of AstraZeneca, said: "We are very pleased to welcome Joe Peter to AstraZeneca's Board.  His long and successful executive career in the automotive industry, his finance expertise and extensive global experience, particularly in Japan and Asia more broadly, will enable him to make a significant contribution to AstraZeneca's future success."

Senior independent Non-Executive Director and Chairman of the Audit Committee
As previously announced, Rudy Markham intends to retire from the Board at the conclusion of the Company's 2019 Annual General Meeting. Succession plans for his role as senior independent Non-Executive Director and Chairman of the Audit Committee are as follows:

With effect from 1 January 2019, Graham Chipchase will become senior independent Non-Executive Director of the Company.  Mr Chipchase has served as a Director for six years. He has chaired the Remuneration Committee and been a member of the Nomination and Governance Committee since April 2015, having previously served as a member of the Audit Committee from 2012 to 2014.

With effect from 1 March 2019, Philip Broadley will become Chairman of the Audit Committee.  Mr Broadley became a Director and a member of the Audit Committee in April 2017.

Remuneration Committee; Nomination and Governance Committee
With effect from 1 December 2018, Philip Broadley will become a member of the Remuneration Committee and with effect from 1 March 2019, he will become a member of the Nomination and Governance Committee.

Joe Peter - biographical details
Joseph G. Peter (Joe) recently retired as the Chief Financial Officer for Nissan Motor Company, a position he held for nine years.  His wide-ranging role encompassed responsibility for the full financial strategy of the corporation and working closely with operational and regional management.  Since 2009, he was responsible for the company's global Finance activity including Control, Accounting, Treasury, Investor Relations, Tax and M&A support.  In addition, Mr Peter had operational and P&L responsibility for Nissan's global sales finance business and was also responsible for the overall administration of Nissan's affiliated companies and its global IS/IT operations.  He was a member of Nissan's Executive Committee and Chairman of the Board of Directors at Nissan's sales finance companies located in Japan, United States of America and Mexico.

More than half of Mr Peter's 35 years in the automotive industry were spent working in positions outside the USA, in financial and executive roles in many countries including Mexico, Sweden, South Korea, China, and Japan.  In October 2009, he moved to Japan to join Nissan as the Chief Financial Officer. Prior to this move, he spent 25 years with General Motors, rising through the company to become Vice President and Chief Financial Officer of the North American and International Regions.

Mr Peter earned both his MBA and BS in Corporate Finance from Wayne State University.

He is a member of the CNBC Global CFO Council.

In relation to Mr Peter's appointment, no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules.  In respect of paragraph (1) of LR 9.6.13 R, Mr Peter served as a Director of PJSC AVTOVAZ until 2017.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 September 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary